NXT ANNOUNCES OPERATIONS UPDATE AND CLOSING OF
US $0.4 MILLION PRIVATE PLACEMENT FINANCING

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

CALGARY, ALBERTA, April 2, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced the closing of a non-brokered private placement financing (the “Financing”) of 563,500 units (the “Units”) for proceeds of US $422,625.

NXT also advises that its aircraft and SFD® data acquisition crew have departed from Argentina, and will now commence a US $0.7 million survey contract in Guatemala.  Interpretation of the Argentina data is well underway, and an additional US $700,000 progress invoice for this US $1.65 million survey project has recently been issued.

“With the completion of the Argentina survey, our presence in the Latin American markets continues to increase.  NXT has recently made technical presentations to prospective clients in Brazil and Mexico, two key markets that we are seeking to penetrate” said George Liszicasz, NXT’s President & CEO.  We are steadfast in our goal to make SFD® a standard tool for offshore and onshore exploration worldwide.   The objective of the recent financings is to enhance our financial position, which we intend to leverage into new contracts and more wide-spread industry awareness of our technical capabilities.”

Each of the 563,500 Units issued in the Financing consist of one common share of NXT (a “Share”) and one common share purchase warrant (a “Warrant”), with the following terms:

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Each of the 563,500 Warrants entitles the holder to acquire one Share of NXT at an exercise price of US $1.20 and has a term of 2 years, expiring  March 30, 2014;

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NXT has the option to call for acceleration of the expiry (the “Acceleration”, subject to a maximum of 50% in the first 6 months after issuance) of the Warrants if it issues a press release advising that its Shares have traded in excess of US $1.50 for 20 consecutive trading days on the Nasdaq OTCBB;

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Any Warrants subject to Acceleration shall expire 30 days after notice; and

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The Shares and Warrants issued are subject to a hold period that expires July 31, 2012.

NXT paid finder’s fees totaling US $33,810 and issued a total of 45,080 finder’s warrants (with the same terms as the Warrants noted above) on this Financing, which had the same terms as the two recent private placement financings which closed in March for total gross proceeds of US $1,793,380.

The Company advises a correction to the amount of finder's fees and finder's warrants as were previously noted in its news release of March 20, 2012.  NXT issued 24,000 finder's warrants and $18,000 in finder's fees in connection with the March 19, 2012 private placement whereas it had previously disclosed that it had issued 26,667 finder's warrants and $20,000 in finder's fees.

NXT now has a total of 38,251,626 outstanding common shares.  The cumulative total for the three recent private placement closings is summarized as follows:

Gross proceeds	US $2,216,005
Proceeds, net finder's fees	US $2,092,193
Number of Shares issued	2,954,672
Number of Warrants issued	2,954,672
Number of finder's warrants issued	162,416
Total number of warrants issued	3,117,088

The Company may consider accepting additional subscriptions under the same terms and conditions as the Financing.

NXT intends to use these net proceeds to enhance its working capital position and for general corporate purposes, which may include execution of current SFD® survey contracts, undertaking expanded sales and marketing, IP protection and R&D initiatives, enhancing survey capabilities, and attracting new staff and advisors.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a proprietary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs. NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys. The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements. When used in this document, words such as “intends”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. This includes the acceptance of any additional subscriptions under the same terms and conditions as the Financing.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

Greg Leavens, V-P Finance & CFO	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 - 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 206-0805	Tel: (403) 218-2833
gleavens@nxtenergy.com	jdietz@equicomgroup.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.